

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 4, 2009

Melvin Gagerman
Chief Financial Officer
Aura Systems, Inc.
2330 Utah Avenue.
El Segundo, California 90245

>   **Re: Aura Systems, Inc.**
>   **Form 10-K for the fiscal year ended February 28, 2009**
>   **Filed June 15, 2009**
>   **Form 10-K for the fiscal year ended February 29, 2008**
>   **Filed June 13, 2008**
>   **File No. 000-17249**

Dear Mr. Gagerman:

     We have completed our reviews of your Forms 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Martin F. James
>   Senior Assistant Chief Accountant